SOMMER & SCHNEIDER LLP
595 STEWART AVENUE, SUITE 710
GARDEN CITY, NEW YORK 11530
——————

Herbert H. Sommer Joel C. Schneider	Telephone (516) 228-8181 Facsimile (516) 228-8211

April 4, 2011
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Ta Tanisha Meadows, Staff Accountant

Re:	Arkados Group, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended May 31, 2010
Filed September 14, 2010
Forms 10-Q for Fiscal Quarters Ended August 31, 2010 and November 30, 2010
Filed October 19, 2010 and January 12, 2011, respectively File No. 0-27587

Ms. Meadows:

This letter is submitted, on behalf of the Company, in response to the letter dated March 3, 2011 from the Staff of the Division of Corporation finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), concerning the above referenced reports.  Responses are cross referenced to the Staff’s comment letter and the comments are set forth in italics for your convenience.

Form 10-K for Fiscal Year Ended May 31, 2010 Cover Page

1.           Please disclose the aggregate market value of your voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter.

The cover page of the Company’s amended report on Form 10K for the year ended May 31, 2010 (the “Form 10K”) has been amended to disclose the market value of shares held by non-affiliates (by reference to the closing price on the last day of the Company’s most recent fiscal quarter (February 28, 2011) and the closing price of shares of common stock as reported that day.

Securities and Exchange Commission
April 4, 2011

Evaluation of Disclosure Controls and Procedures, page 43

2.           You state in the fifth paragraph, second sentence that “no matter how well designed and operated, [disclosure controls and procedures] can only provide reasonable assurance of achieving the desired control objective.” Please delete this language or revise to clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer make their conclusions regarding your disclosure controls and procedures at such reasonable assurance level.

The Company’s disclosure pursuant to Item 9A in the amended Form 10K has been substantially revised and deletes the quoted statement in this comment.

Management’s Report on Internal Control over Financial Reporting, page 44

3.           Please provide management’s annual report on internal control over financial reporting in accordance with Item 308(T) of Regulation S-K.

The Company’s amended Form 10K includes a substantially revised management’s report on internal controls in compliance with Item 308(T) of Regulation S-K.

Changes in Internal Controls Over Financial Reporting, page 44

4.           Please disclose any changes, not just significant changes, in your internal control over financial reporting that occurred during your most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please ensure the revised disclosure is clear in terms of whether the changes to your internal controls occurred in the most recent fiscal quarter or in prior periods. Refer to Item 308(c) of Regulation S-K.

Revised Item  9A contained in the amended Form 10K includes revisions to indicate that there were no changes in change in the registrant's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 240.13a-15 or Rule 240.15d-15 that occurred during the last quarter of the Company’s fiscal year ended May 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Directors, Executive Officers, Promoters and Control Persons and Corporate Governance;  Compliance with Section 16(a) of the Exchange Act, page 45

5.           Please identify each director who is independent. See Item 407(a) of Regulation S-K.

The table which identifies officers and director has been amended to include notations to indicate whether such person is considered “independent” and the criteria that the Board of Directors used to make such determination.  The Company shares not are quoted on the Pink Sheets OTCQB and therefore the Company is currently not required to have any number of independent directors to maintain quotations.

Securities and Exchange Commission
April 4, 2011

Board Committees, page 46

6.           You identify Gennaro Vendome and William Carson as the only two members of your Audit Committee and your Compensation Committee. However, the asterisks next to the names of Andreas Typaldos and Harris Cohen on page 45 also identify them as directors of your Compensation Committee. Please revise or advise.

Tabular and narrative disclosure regarding committee membership has been revised to  correct errors caused by the failure to accurately report committee membership as such membership has changed.

Section 16(a) Beneficial Ownership Reporting Compliance, page 47

7.           For each person who failed to timely file a report, please identify the number of late reports and the number of transactions that were not reported on a timely basis. See Item 405(a)(2) of Regulation S-K.

Careful review revealed that there were no such failures to file or late filings in the fiscal year ended May 31, 2010.

Executive Compensation, page 48 Summary Compensation Table, page 48

8.           Footnote 4 to the Summary Compensation Table references options granted to Larry Crawford. However, the “Option Award” column in the table does not disclose any amounts for Larry Crawford for 2009 or 2010. Please revise or advise. Please also disclose all assumptions made in the valuation of any option awards granted to Larry Crawford. See Item 402(n)(2)(vi) of Regulation S-K and Instruction 1 to Item 402(n)(2)(v) and 402(n)(2)(vi) of Regulation S-K.

The Summary Compensation Table has been revised to clarify that the option granted to Mr. Crawford were granted October 1, 2008 (which is the fiscal year ended May 31, 2009 and the corresponding notes to the Summary and other grant table expanded to disclose the valuation methodology.

9.               We note that you disclose in the second paragraph under “The Year ended May 31, 2010” and in the first paragraph under “The Year ended May 31, 2009” on page 40 that $1,176,759 and $2,289,684 worth of stock and stock options were paid to your employees and outside consultants for services rendered in fiscal year 2010 and fiscal year 2009, respectively. Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K requires footnote disclosure of stock or stock options received in lieu of salary by your named executive officers. Please confirm that your named executive officers did not receive any stock or stock options in lieu of their salary in fiscal year 2010 or fiscal year 2009, as no such footnote disclosure has been provided

The Company confirms that it has not issued any stock or options in lieu of salary in either the fiscal year ended May 31, 2010 or 2009 to any named executive officer in lieu of salary.

Securities and Exchange Commission
April 4, 2011

Outstanding Equity Awards at 2010 Fiscal Year-End Option Awards, page 51

10.           Only securities that are not included in the third column of the table (“Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options”) should be disclosed in either the first column or the second column of the table. It appears that your disclosure in the third column of the table is the summation of the first column and the second column of the table. Please revise. See Item 402(p) of Regulation S-K and Instruction 5 to Item 402(p)(2) of Regulation S-K.

The table has been amended to comply with the Staff’s comment 10.

11.           Please provide the disclosure required by Item 402(r) of Regulation S-K with respect to director compensation.

We confirm that no compensation was paid to or accrued for any of the non-employee directors for the two fiscal years ended May 31, 2010 and 2009.  The amended Form 10-K has been amended accordingly.

Certain Relationships and Related Transactions, page 56

12.           Please disclose the information required by Item 404(a)(5) with respect to the 6% Secured Debentures held by your related parties for your 2010 and 2009 fiscal years. See Item 404(d)(1) of Regulation S-K and Instruction 2 to Item 404(d) of Regulation S-K.

The Company’s disclosure concerning the ownership of debenture and warrants has been revised to provide interest rate, the impact of the default on the interest rate and a table added to set forth the highest balance during the period, which is as of February 28, 2011.

Principal Accountant Fees and Services, page 58

13.       Please disclose the percentage of tax and other fees billed during fiscal 2009 and fiscal 2010 that were pre-approved by your Audit Committee. See Item 14(5)(ii) of Form 10- K.

Item 15 has been amended to disclose that 100% of all non-audit fees were pre-approved by the Audit Committee of the Company’s board of directors and further that the Audit Committee of the Board of Directors annually approves a budget for tax accounting fees when it reviews and approves the principal registered accountant’s engagement agreement for the year.

Signatures, page 67

14.           The report should be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. In this regard, please move the signature block for Larry Crawford, your Principal Financial and Accounting Officer, to below the paragraph “In accordance with the Exchange Act, this report has been signed below by the following persons...” to show that Larry Crawford has executed the Form 10-K on your behalf in his capacity as your Principal Financial and Accounting Officer. Also,

Securities and Exchange Commission
April 4, 2011

any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please refer to the Signature Page and General Instruction D(2)(a) to Form 10-K.

Amendment No. 1 to the Company’s Annual Report on Form10-K complies with the above comments.

Exhibits 31.1 and 31.2

15.           The certifications required by Exchange Act Rule 13a-14(a) should conform to the form set forth in Item 601(b)(31)(i) of Regulation S-K. Accordingly, please revise the certifications filed as Exhibits 31.1 and 31.2 throughout to state “registrant” instead of “small business issuer.”

The Certifications filed or provided with Amendment No. 1 to the Company’s Form 10-K have been revised to comply with Exchange Act Ryle and Item 601(b) of Regulation S-K.

Forms 10-Q for Fiscal Quarters Ended August 31, 2010 and November 30, 2010

16.           Please comply with comment 2 as it applies to the Forms 10-Q for fiscal quarters ended August 31, 2010 and November 30, 2011.

Amendments to the Company’s reports on Form 10-Q for the periods ended August 31, 2010 and November 30, 2010 being filed contemporaneously with Amendment No 1. to the Company’s report on Form 10-K for the year ending May 31, 2010 comply with the Staff’s comment number 2 above.

Exhibits 31.1 and 31.2

17.           Please amend your Forms 10-Q to re-file the certifications required by Exchange Act Rule 13a-14(a), with such certifications conforming to the form set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, the introductory language in paragraph 4 of such certifications should include the references to Exchange Act Rules 13a-15(e) and 15d-15(e) with respect to disclosure controls and procedures and Exchange Act Rules 13a-15(f) and 15d-15(f) with respect to internal control over financial reporting. Furthermore, the certifications filed as Exhibit 31.1 should reference only “this report,” instead of “this quarterly report,” in paragraph 3. We also note that the certification filed as Exhibit 31.1 with your Form 10-Q for fiscal quarter ended November 30, 2010 references the name of your former CEO, Oleg Logvinov, in the introductory paragraph, but the certification is signed by your new CEO, Grant Ogata. Please include the name of your new CEO in the introductory paragraph for the certification filed with your amended Form 10-Q.

The Company is contemporaneously filing amended Form 10-Q Reports to the certifications required by Exchange Act Rule 13a-14(a), with such certifications conforming to the form set forth in Item 601(b)(31)(i) of Regulation S-K. In addition, the certifications filed with this Amendment No. 1 to the Company’s Report on Form 10-K comply with these requirements.

Securities and Exchange Commission
April 4, 2011

General

We have provided the Staff with a letter signed by the Company’s chairman and Acting CEO, acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have carefully reviewed the Staff’s comments and have set forth our on responses behalf of the Company above.  The Company has incorporated such responses, where applicable, in amendments to the Form 10-K for the year ended May 31, 2010 and Form 10-Q reports for the fiscal quarters ended August 31, 3020 and November 31, 2010.  Accordingly we believe the responses and amendments are fully responsive to the Staff’s comments.

I welcome a further discussion on any matter addressed in this letter or the filings made on behalf of the Company in response to this letter if the Staff requires additional information or is not satisfied with the response.  I  may be reached at (516) 220-0808 and Herbert.H.Sommer@gmail.com.  Thank your for your prompt confirmation that the Staff has no further comments as soon as possible.

Very truly yours, /s/ Herbert H. Sommer Herbert H. Sommer, Partner